Exhibit 99.4 Shinhan Financial Group resolved to pay cash dividend

On February 9, 2012, the Board of Directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2011, subject to the shareholders’ approval.

Total Dividend Amount:

1)	Dividend Amount for Common Stocks: KRW 355,649,690,250

(KRW 750 per share, 15% of par value and 1.8% of market price of Common Stock)

2) Dividend Amount for Preferred Stocks: KRW 273,858,020,695

3) Total Dividend Amount: KRW 629,507,710,945

• The dividend payment must be approved by the Annual General shareholders’ Meeting (“AGM”) and the details may change during the general shareholders’ meeting.